UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

China Real Estate Information Corporation
(Name of Issuer)
Ordinary Shares, par value $0.0002
(Title of Class of Securities)
16948Q103
(CUSIP Number)
Li-Lan Cheng
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
The People’s Republic of China
Phone: +86 21 6133 0808
Facsimile: +86 21 6133 0707
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Phone: (852) 3740-4700

December 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16948Q103

1	NAMES OF REPORTING PERSONS E-House (China) Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		74,555,555 ordinary shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		74,555,555 ordinary shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

74,555,555 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer.
This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0002 per share (the “Shares”), of China Real Estate Information Corporation, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at No. 383 Guangyan Road, Shanghai 200072, the People’s Republic of China.
Item 2. Identity and Background.
This Statement is being filed by E-House (China) Holdings Limited, a company organized under the laws of the Cayman Islands (“E-House”). E-House provides primary real estate agency services, secondary real estate brokerage services, real estate information, consulting, advertising and online services, and real estate investment management services in China. The principal executive offices of E-House are located at 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of E-House are set forth on Schedule A hereto and are incorporated herein by reference.
During the last five years, neither E-House nor, to the best of its knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
E-House and Modern Information Limited, a British Virgin Islands company, entered into a Share Transfer and Sale Agreement on November 26, 2009 (the “Share Transfer Agreement”). A copy of the Share Transfer Agreement is attached hereto as Exhibit A. The description of the Share Transfer Agreement contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference.
Pursuant to the Share Transfer Agreement, E-House purchased 3,033,333 Shares owned by Modern Information Limited (the “Subject Shares”) at a price of US$12.28 per Share on December 1, 2009 (the “Closing Date”). E-House used its cash balance to pay for the purchase price of US$37,249,329.24 for the Subject Shares.
Item 4. Purpose of Transaction.
On October 16, 2009, the Company, a subsidiary of E-House, listed its American depositary shares (“ADSs”), each representing one Share, on the NASDAQ Global Select Market in an initial public offering (the “IPO”). Upon the completion of the IPO, the Company also completed the merger with SINA Corporation’s (“SINA”) online real estate business (the “SINA Transaction”). Following the IPO and the SINA Transaction, E-House remained the majority shareholder of the Company, holding 50.04% of the Company’s total outstanding Shares.

After acquiring the Subject Shares from Modern Information Limited, E-House’s shareholding in the Company has increased to 52.2%. E-House acquired the Subject Shares for the purposes of enhancing its majority control over the Company.
Except as set forth herein, E-House has no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, E-House intends to review its investment on a regular basis and, as a result thereof may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. E-House specifically reserves the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In reaching any decision as to its course of action (as well as to the specific elements thereof), E-House currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to E-House; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.
Item 5. Interest in Securities of the Issuer.
The responses to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of E-House is set forth on Schedule B hereto, which is incorporated herein by reference.
Upon the closing of the transaction contemplated by the Share Transfer Agreement, E-House acquired 3,033,333 Shares. Together with the 71,522,222 Shares it had already held prior to the Closing Date, E-House is deemed to beneficially own 74,555,555 Shares, representing 52.2% of the Company’s total outstanding Shares.
Except as disclosed in this Schedule 13D, neither E-House nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
Except as disclosed in this Schedule 13D, neither E-House nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, neither E-House nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
To the best knowledge of E-House, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by E-House.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Items 3 and 4 above is hereby incorporated by reference in this Item 6.
In connection with the SINA Transaction, E-House entered into a shareholders agreement (the “Shareholders Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with SINA and the Company on October 21, 2009. Copies of the Shareholders Agreement and the Registration Rights Agreement are attached as Exhibit B and Exhibit C hereto, respectively. The description of the Shareholders Agreement and the Registration Rights Agreement contained herein is limited to relevant provisions applicable to E-House and is qualified in its entirety by reference to Exhibit B and Exhibit C, respectively, which are incorporated herein by reference.
Shareholders Agreement
Voting requirements with respect to board composition. The Shareholders Agreement provides that the Company’s board of directors (the “Board”) shall consist of a maximum of eleven members, of which two will be designated by E-House and two will be designated by SINA, so long as E-House or SINA, as the case may be, remains the beneficial owner of at least 20% of the issued and outstanding Shares. In the event that E-House or SINA no longer owns at least 20%, but still owns at least 10%, of the issued and outstanding Shares, E-House or SINA, as the case may be, will have the right to designate only one director to the Board. In the event that E-House or SINA no longer owns at least 10% of the issued and outstanding Shares, E-House or SINA, as the case may be, shall have no right to nominate any director to the Board. As long as E-House owns at least 10% of the issued and outstanding Shares and holds more Shares than are held by SINA, E-House may, in its discretion, select an E-House director to serve as the chairman of the Board. E-House agrees to vote all its Shares or execute proxies or written consents, as the case may be, and take all other necessary action (including causing the Company to call a general meeting of its shareholders) in order to ensure that the composition of the Board is as described above.
Restrictions on transfer. The Shareholders Agreement provides for certain restrictions on the transfer of Shares. For a 180-day lock up period commencing on the date of the Shareholders Agreement, E-House shall not transfer or grant or allow to be encumbered any lien with respect to any of its Shares, except for a transfer to its affiliates or with prior written consent by all other shareholders under the Shareholders Agreement. Following the lock up period, E-House may transfer the Shares pursuant to Rule 144 under the Securities Act of 1933 (the “Securities Act”) or a firm commitment underwritten public offering registered under the Securities Act, in addition to the two types of transfers permitted in the lock up period. Other than these permitted transfers, E-House must give a right of first offer to each other shareholder under the Shareholders Agreement prior to transferring the Shares to third parties. E-House is not allowed to, without the prior written consent of the other party to the Shareholders Agreement, transfer or grant or allow to be encumbered any lien that number of Shares exceeding in aggregate 10% of the Company’s share capital in a single transaction or series of transactions to any person other than a financial investor, so long as the other party owns at least 20% of the Company’s issued and outstanding Shares.

Registration Rights Agreement
Demand registration rights. Pursuant to the Registration Rights Agreement, E-House has the right to demand that the Company effect a registration covering the offer and sale of the Shares, following the date that is 180 days after the date of the Registration Rights Agreement. E-House is entitled to an aggregate of three such registrations. The Company, however, is not required prepare and file (1) more than one demand registration statements in any 12-month period, or (2) any demand registration statement within 180 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, the Company will include in such demand registration, up to the maximum offering size, following the order of priority: (1) the registrable securities that the requesting party proposes to register; (2) the registrable securities that any non-requesting party proposes to register; and (3) any securities the Company proposes to register and any securities with respect to which any other security holder has requested registration.
Piggyback registration rights. If the Company proposes to file a registration statement for an offering of the Shares, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to the Company’s employees pursuant to any employee benefit plan, then the Company must offer E-House an opportunity to include in the registration all or any part of their registrable securities. If the piggyback registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the piggyback registration together with the securities being registered by the Company or any other security holder exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, then (1) if the Company initiates the piggyback registration, the Company will include in such registration the securities it proposes to register first, and allocate the remaining part of the maximum offering size to all other selling security holders on a pro rata basis; (2) if any holder of the Company’s securities initiated the piggyback registration, the Company will include, up to the maximum offering size, first the securities such initiating security holder proposes to register, then the securities of any other selling security holders on a pro rata basis, and lastly the securities the Company proposes to register.
Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between E-House or, to the best of its knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Share Transfer and Sale Agreement, dated as of November 26, 2009, between Modern Information Limited and E-House (China) Holdings Limited

B	Shareholders Agreement, dated as of October 21, 2009, by and among E-House (China) Holdings Limited, SINA Corporation and China Real Estate Information Corporation

C	Registration Rights Agreement, dated as of October 21, 2009, by and among E-House (China) Holdings Limited, SINA Corporation and China Real Estate Information Corporation

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 11, 2009

E-House (China) Holdings Limited
By:	/s/ Li-Lan Cheng
	Name:	Li-Lan Cheng
	Title:	Chief Financial Officer

SCHEDULE A
Directors and Executive Officers of E-House

	Position with	Present Principal
Name	E-House	Occupation	Business Address	Citizenship

Xin Zhou	Executive Chairman	*	17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China	P.R. China

Jianjun Zang	Acting Chief Executive Officer and Director	*	17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China	P.R. China

Neil Nanpeng Shen	Director of E-House	Founding Partner of Sequoia Capital China Advisors (Hong Kong) Limited	Suite 2215, 22/F, Two Pacific Place, 88 Queensway Road, Hong Kong	Hong Kong

Bing Xiang	Independent Director	Professor and Dean of Cheung Kong Graduate School of Business	17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China	Hong Kong

Hongchao Zhu	Independent Director	Managing Partner of Shanghai United Law Firm	17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China	P.R. China

May Wu	Independent Director	Chief Financial Officer of Home Inns & Hotels Management Inc.	17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China	U.S.

Jeffrey Zhijie Zeng	Independent Director	Founding Managing Partner of Kaixin Investment	17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China	P.R. China

Yunchang Gu	Independent Director	Vice President of China Real Estate and Housing Research Association	17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China	P.R. China

Canhao Huang	Executive Director and Head of Operations Management	*	17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China	P.R. China

Li-Lan Cheng	Chief Financial Officer	*	17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China	U.S.

	Position with	Present Principal
Name	E-House	Occupation	Business Address	Citizenship

Xudong Zhu	Co-head of Primary Agency Service	*	17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China	P.R. China

Zuyu Ding	Head of Consulting and Information Service	*	17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China	P.R. China

Ber Jen Ko	Head of Secondary Brokerage Service	*	17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China	Taiwan

*	The present principal occupation is the same with his/her position with E-House.

SCHEDULE B
Shares Beneficially Owned by the Directors and Executive Officers of E-House

	Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers

Xin Zhou	1,912,500	(2)	1.34%

Jianjun Zang	8,333	(3)	0.01%

Neil Nanpeng Shen	—		—

Bing Xiang	—		—

Hongchao Zhu	—		—

May Wu	—		—

Jeffrey Zhijie Zeng	—		—

Yunchang Gu	—		—

Canhao Huang	8,333	(3)	0.01%

Li-Lan Cheng	62,500	(4)	0.04%

Xudong Zhu	8,333	(3)	0.01%

Zuyu Ding	250,000	(3)	0.17%

Ber Jen Ko	3,333	(3)	0.002%

(1)	For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Closing Date or the number of restricted shares held by such person that will be vested within 60 days after the Closing Date, as the case may be. The total number of Shares outstanding as of the Closing Date is 142,922,222.

(2)	Represent (1) 1,600,000 Shares in the form of ADSs acquired by Mr. Xin Zhou in the initial public offering of the Company and (2) options to purchase 312,500 Shares that are exercisable within 60 days of the Closing Date.

(3)	Represent options to purchase Shares that are exercisable within 60 days of the Closing Date.

(4)	Represent 62,500 restricted shares that will be vested within 60 days of the Closing Date.